
   FORM 4                               U.S. SECURITIES AND EXCHANGE COMMISSION
   Check this box is                            Washington, D.C. 20549                                  OMB APPROVAL
   no longer subject                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP            OMB No.                  3235-0287
   to Section 16.                                                                            Expires:        September 30, 1998
   Form 4 or Form 5                                                                          Estimated
   obligations may          Filed pursuant to Section 16(a) of the Securities Exchange Act   average
   continue.                                           of 1934,
   See Instruction 1(b).    Section 17(a) of the Public Utility Holding Company Act of 1935  burden hrs.
                                or Section 30(f) of the Investment Company Act of 1940       per response        . . . . . .0.5
1) Name and Address of Reporting Person* 2) Issuer Name and Ticker or Trading Symbol   6) Relationship of Reporting Person(s)
                                                                                          to issuer
    INSIGNIA  PROPERTIES, L. P.           CONSOLIDATED CAPITAL INSTITUTIONAL
                                          PROPERTIES II
  _____________________________________   _________________________________________
  (Last)    (First)     (MI)               3) IRS Or Social     4) Statement for           [  ] Director   [X] 10% Owner
                                              Security Number      Month/Year              [  ] Officer    [ ] Other
     ONE INSIGNIA FINANCIAL PLAZA             of Reporting
     P. O. BOX 1089                           Person               JANUARY 1998           _________________________________
  _____________________________________      (Voluntary)          ______________
  (Street)                                                      5) If Amendment,         7)    Individual or Joint/Group Filing
                                                                   Date, of                    (Check Applicable Line)
     GREENVILLE,      SC          29602                            Original
  _____________________________________                            (Month/Year)             [ ] Form filed by One Reporting Person
  (City)    (State)     (Zip)                                                               [X] Form filed by More than One
                                                                                                 Reporting Person

                          TABLE 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1) Title of Security          2) Transaction  3)Trans-       4)  Security Acquired     5) Amount of    6)Ownership    7) Nature of
      (Instr. 3)                 Date           action           or Disposed              Securities     Form:           Indirect
                                 (Month/        Code             of (D)                   Beneficially   Direct (D)      Beneficial
                                 Day/Year)      (Inst.8)         (Inst. 3, 4 & 5)         Owned at       or              Ownership
                                                __________     ______________________     End of         Indirect (I)    (Inst.4)
                                                Code     V     Amount    (A)    Price     Month          (Inst. 4)
                                                                                          (Inst.3 & 4)
___________________________________________________________________________________________________________________________________
LIMITED PARTNERSHIP UNITS         1/27/98        P             230.50     A     30.93                         D
                                  1/15/98        P             1,713.4    A     40.00     165,171.5           D
___________________________________________________________________________________________________________________________________


 TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

1) Title of                2) Conver-         3) Trans-         4) Trans-        5) Number of         6) Date
   Derivative Security        sion or            action            action           Derivative           Exercisable
   (Inst. 3)                  Exercise           Date              Code             Securities           and Expiration
                              Price of           (Month/           (Inst.8)         Acquired (A)         Date (Month/
                              Derivative         Day/Year)                          or Disposed          Day/Year)
                              Security                                              of (D)
                                                                                    (Inst. 3,4&5)
                                                                                                        ________________________
                                                                                                        Date          Expiration
                                                                  ______________    ______________      Excercisable  Date
                                                                  Code       V       (A)       (D)

7) Title and           8) Price of 9) Number of         10) Owner-          11) Nature of
   Amount of              Deriv-      Derivative            ship                Indirect
   Underlying             ative       Securities            Form of             Beneficial
   Securities             Security    Beneficially          Deriv-              Ownership
   (Inst. 3 & 4)          (Inst. 5)   Owned at              ative               (Inst. 4)
_______________________               End of                Security:
              Amount                  Month                 Direct (D)
                or                    (Inst. 4)             or
   Title      Number                                        Indirect (I)
                of                                          (Inst. 4)
              Shares



Explanation of Responses:

The referenced Units are directly owned by Insignia Properties, L.P. (IPLP" or the Designated File"). The same shares may be deemed to be indirectly owned by:

1. Insignia Properties Trust ("IPT"), which is the general partner of the Designated Filer.

2. Insignia Financial Group, Inc. ("Insignia"), which is owner of all of the outstanding Class B Common Shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT.

3. Andrew L. Farkas, who is the beneficial owner of approximately 28.4% of the outstanding common stock of Insignia. Insignia owns all of the outstanding Class B Common shares of Beneficial Interest in IPT, entitling it to elect a majority of the trustees of IPT. Mr. Farkas is a trustee of IPT.


INSIGNIA PROPERTIES TRUST

By:  /s/ William H. Jarrard Jr.
     __________________________
     William H. Jarrard, Jr. Sr. Vice President


INSIGNIA FINANCIAL GROUP, INC.


By:  /s/ Daniel M. LeBey
     ___________________
     Daniel M. LeBey, Assistant General Counsel and Assistant Secretary

     /s/ Andrew L. Farkas
     ____________________
     Andrew L. Farkas



**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C 78ff(a).



/s/William H. Jarrard, Jr.                      February 10, 1998
_______________________________                 ______________
**Signature of Reporting Person                 Date

By:  William H. Jarrard, Jr.


                                                SEC 1474 (8/92)

                                                JAN -1998